SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of May 2015, Karin Bain Kukral acquired control due to ownership of greater than 25% of NWS International Property Fund’s (the "Fund") outstanding shares. Karin Bain Kukral owned 61.1% of the Fund and thus controlled the Fund as of that date.